Exhibit 99.4

SMX Announces Up To $11.0 Million Convertible Note Offering

New York, Singapore - 5 August 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a leader in providing “physical to digital” solutions for a circular economy, today announced the execution and first closing of a securities purchase agreement with institutional investors for the purchase and sale of 12 month, convertible promissory notes for an aggregate purchase price of up to $11.0 million, in a private placement transaction.

The first closing was for a purchase price of $3,000,000, before deducting fees of the placement agent. The second closing of $3,000,000 is expected prior to the effective date of a Registration Statement on Form F-1 to register the ordinary shares of SMX underlying the convertible notes issued in the first and second closings. The third and fourth closings aggregate an additional $5,000,000 in gross proceeds to SMX and are subject to the conversion of all of the principal of the notes issued in the first and second closings and other closing conditions.

The Company expects to use the net proceeds from the offering for working capital and general corporate purposes, and to pay down certain outstanding indebtedness and other liabilities of the Company.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) acted as the placement agent in connection with the offering. Aegis Capital Corp. acted as exclusive advisor with respect to the private placement. Ruskin Moscou Faltischek PC acted as transaction and securities counsel to the Company. Sichenzia Ross Ference Carmel LLP acted as counsel to the placement agent. Arthur Cox LLP acted as Ireland counsel to the Company.

The notes and the ordinary shares issuable upon the conversion of the notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and, until so registered, may not be offered or sold in the United States or any state absent registration or an applicable exemption from registration requirements.

Additional details regarding the notes and the transaction will be available in the Company’s Form 6-K, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the Company’s ability to satisfy the closing conditions for the planned second, third and fourth closings of its up to $11.0 million private placement; matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber, plastic and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industries in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.